

May 8, 2023

Andrew Kang
Senior Executive VP and Chief Financial Officer
Microstrategy Inc.
1840 Towers Crescent Plaza
Tysons Corner, VA 22182

> **Re: Microstrategy Inc**
> **Form 10-K for Fiscal Year Ended December 31, 2022**
> **Filed February 16, 2023**
> **File No. 000-24435**

Dear Andrew Kang:

We have reviewed your April 19, 2023 response to our comment letter and have the following comment. Our comment may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, reference to our prior comment is to our April 5, 2023 letter.

Form 10-K for the year ended December 31, 2022

Notes to Consolidated Financial Statements
Note 4. Digital Assets, page 88

1. We note your response to prior comment 3 and your revised disclosures in your recent Form 10-Q filing where you included the market value at quarter end of bitcoin pledged as collateral. Please also revise your financial statement footnotes disclosures to provide the dollar amount of bitcoin included in your digital asset balance sheet line item at period end that is is pledged as collateral.

Please contact Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Jeanine Montgomery, CAO